VIA EDGAR
March 4, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Patrick Gilmore, Accounting Branch Chief
Melissa Kendelan, Staff Accountant

Re:	Silicon Graphics International Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended June 27, 2014
Filed September 8, 2014
File No. 000-51333

Ladies and Gentlemen:

Silicon Graphics International Corp. (the “Company”) submits this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated February 10, 2015 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 27, 2014, filed September 8, 2014 (File No. 000-51333). Set forth below are each of the comments in your Comment Letter followed by the Company’s response.

Backlog, page 11

1.	Comment:

It appears from your disclosure in the last sentence of this section that you have existing backlog. Please advise how you have determined not to disclose backlog for the current and immediately preceding fiscal years as required by Item 101(c)(1)(viii) of Regulation S-K.

Response:

We do not believe backlog is a meaningful indicator of our future business prospects due to the uncertainty of converting orders into recognized revenue in any given reporting period, and believe that including disclosure with respect to backlog could potentially mislead investors. Regulation S-K specifically requires the Company to indicate what portion of its backlog is not reasonably expected to be filled within the current fiscal year. Factors impacting our ability to recognize revenue from existing backlog in any given period include:

•	Customer implementation schedules, including site readiness, changes in system specifications as well as the timing of system testing acceptance, all of which are beyond our ability to control

•	Material procurement constraints and manufacturing build delays
Most of our larger orders require formal acceptance by our customer, the timing of which we cannot control, which in some cases has taken several months. We do not recognize revenue until such acceptance is obtained. Accordingly, the timing of our revenue is primarily dependent upon the funding and implementation schedule of our customers. A significant portion of our orders relate to large IT projects, which can have long sales cycles and long build-out and acceptance schedules. As such, we believe that backlog information is not material to an understanding of our overall business. We also note that several of our major competitors do not disclose backlog.
Beginning in our Annual Report on Form 10-K for the year ended June 26, 2015, we will include the following disclosure for backlog:
Backlog
We do not believe backlog is a meaningful indicator of our future business prospects due to the uncertainty of converting orders into recognized revenue in any given period. Factors impacting the amount of backlog and our ability to recognize revenue from backlog in any given period include, but are not limited to: the possibility of significant changes to implementation schedules, including site readiness, changes in system specifications, timing of system acceptance, material procurement constraints and manufacturing build delays. As such, we believe that backlog information is not material to an understanding of our overall business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.	Comment:

Please tell us what consideration you gave to revising future filings to expand your overview by discussing the material opportunities, challenges, and risks on which management is most focused, as well as the actions that management is taking to address those matters. As an example and without limitation, you could discuss actions that you are taking with regard to challenges and risks presented by declining cash reserves and increasing sales in Japan, which negatively affected gross margins in 2013. Refer to Release No. 33-8350 (December 29, 2003). In this regard we note your October 22, 2010 response to comment 3 where you indicate that you would revise future filings to include similar disclosure.

Response:

We acknowledge the Staff’s comment. Beginning in our Quarterly Report on Form 10-Q for the quarter ended March 27, 2015, and in subsequent filings, we will expand our Management’s Discussion and Analysis Overview by discussing the material opportunities, challenges, and risks that management is most focused, as well as the actions that management is taking to address those matters.

We also advise the Staff that during our most recent Quarterly Report on Form 10-Q for the quarter ended December 26, 2014, we included in the Management’s Discussion and Analysis Liquidity and Capital Resources disclosure regarding certain challenges associated with working capital constraints that we have experienced. In particular, the significant lag between our payments to vendors for equipment and material and the installation, acceptance, billing and collections from customers. As a result, management secured additional financing in order to sufficiently fund our working capital requirements, anticipated capital expenditures and other operations for the next twelve months. This was highlighted throughout the notes, the Management’s Discussion and Analysis Liquidity and Capital Resources and the Risk Factors included in the Quarterly Report on Form 10-Q for the quarter ended December 26, 2014. We will highlight this in Management’s Discussion and Analysis as a Significant Event impacting our results of operations beginning in our Quarterly Report on Form 10-Q for the quarter ended March 27, 2015.

Critical Accounting Policies and Estimates, page 49

3.	Comment:

Please tell us your consideration for including your policy of assessing impairment of goodwill in your critical accounting policy and estimates discussion as it appears to contain significant judgments and assumptions that are uncertain given the trends in your results from operations and the potential impact an impairment could have on your net loss.

Response:

Management believes that impairment of goodwill is a critical accounting policy.
We acknowledge the Staff’s comment. Beginning in our Annual Report on Form 10-K for the year ended June 26, 2015, we will include disclosure substantially similar to the following text and will identify the impairment of goodwill as a critical accounting policy:
Goodwill Impairment. We review goodwill for impairment annually during the fourth quarter of our fiscal year and whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. We first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more likely than not threshold is defined as having a likelihood of more than 50%. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary and goodwill is considered to be unimpaired. However, if, based on the qualitative assessment, we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will proceed with performing the two-step process.

In step one, we determine the fair value of each reporting unit and compare it to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. However, if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform step two of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, we record an impairment loss equal to the difference.
The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. We estimate the expected future cash flows by reporting unit and then compare the carrying value including goodwill to the discounted future cash flows. This analysis requires judgment with respect to many factors, including future cash flows, changes in technology, the continued success of product lines and future volume and revenue and expense growth rates. If our estimate of future operating results changes, or if there are changes to other assumptions, the estimate of the fair value could change significantly. Such change could result in impairment charges in future periods, which could have a material impact on our results of operations and financial position.

4.	Comment:

On page 73 you disclose that based on your annual assessment no impairment of goodwill was recorded for fiscal 2014, 2013, or 2012. Please tell us the percentage in which the fair value of your reporting units exceeded their carrying value as of your annual assessment date for fiscal 2014. To the extent that a reporting unit’s fair value is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us your consideration for disclosing the following in future filings:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value
If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units and you believe your accounting policy is a critical accounting policy or estimate, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response:

With respect to Fiscal 2014, the estimated fair value of our reporting units substantially exceeds the carrying value for each of our reporting units by at least 40%. When performing our annual goodwill impairment analysis in accordance with authoritative literature, regardless of the percentage by which the fair value of each of our reporting units exceeds its carrying value, we consider numerous factors to determine the level of disclosures that may be required. These factors include, but are not limited to, known trends or uncertainties, changes in our business, regulatory developments and economic conditions.

Beginning in our Annual report on Form 10-K for the year ended June 26, 2015, should a situation arise under which we believe it to be reasonably possible that the fair value of one of our reporting units will no longer be substantially in excess of the carrying value and is at potential risk of failing step one of the goodwill impairment analysis, we will disclose: 1) the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test, 2) a description of the methods and key assumptions used in such testing and 3) how the key assumptions were determined and the degree of uncertainty associated with those key assumptions.

As indicated above in Response #3, we believe that impairment of goodwill is a critical accounting policy of the Company. Beginning in our Annual Report on Form 10-K for the year ended June 26, 2015, we will update our disclosure and will identify the impairment of goodwill as a critical accounting policy.

Item 8, Financial Statements Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 60

5.	Comment:

We note your disclosure that in multiple element arrangements where software is essential to the functionality of the products, revenue is allocated to the non-software deliverables and software deliverables as a group using the relative selling price. Please clarify why you allocate revenue to the non-software deliverables and the software deliverables when the software is essential to the functionality of the product. In this regard, if the software is essential to the product, the combined deliverable would be scoped out of ASC 985-605. Refer to ASC 985-605-15-4(e).

Response:

We generate revenue from multiple element arrangements which may contain a tangible product, software that is essential to the functionality of the tangible product and software that is not essential to the functionality of the tangible product. We separate and allocate considerations to such arrangements in the following manner:

•
Separate and allocate total arrangement consideration to software deliverables and non-software deliverables (which includes software that is essential to the functionality of a tangible product) in accordance with the multiple-element revenue recognition guidance in ASC 605-25 (as amended by ASU 2009-13).

•	After the arrangement consideration is allocated to the non-software deliverables as a group, it is subject to separation and allocation under the guidance of ASC 605-25 (as amended by ASU 2009-13).

•	Finally, the arrangement consideration allocated to the software deliverables as a group is subject to separation and allocation under the software guidance ASC 985-605.

We believe that we are appropriately accounting for our multiple element arrangements in accordance with relevant and applicable revenue recognition guidance. We acknowledge the Staff’s comment and beginning in our Annual Report on Form 10-K for the year ended June 26, 2015, and in subsequent filings, we will further clarify our accounting policy relating to our multiple element arrangements and specially indicate that we also sell software that is not essential to the functionality of the tangible product. More specifically, we will revise the section of our Summary of Significant Accounting Policies for Revenue Recognition as follows (proposed changes in bold, underlined text):

Revenue Recognition. The Company enters into sales contracts to deliver multiple products and/or services. A typical multiple-element arrangement includes product (which consists of hardware and software essential to the functionality of the hardware), customer support services and professional services. The Company also sells other software products that are not essential to the functionality of the hardware as part of certain multiple-element arrangements. In addition to selling multiple-element arrangements, the Company also sells certain products and services on a stand-alone basis.

Silicon Graphics International Corp. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Silicon Graphics International Corp.

/s/ Robert J. Nikl______________
Robert J. Nikl
Executive Vice President and Chief Financial Officer

cc:	Jorge L. Titinger, Chief Executive Officer
Jennifer W. Pileggi, Senior Vice President and General Counsel

Melissa Kindelan, Commission Staff Accountant
Gabriel Eckstein, Commission Staff Attorney
Barbara Jacobs, Commission Assistant Director